The information in this pricing supplement is not complete and may be changed. We may not deliver these securities until a final pricing supplement is delivered. This pricing supplement and the accompanying prospectus supplement and prospectus do not constitute an offer to sell these securities and we are not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

Subject to Completion, Preliminary Pricing Supplement dated January 23, 2018

PROSPECTUS Dated November 16, 2017 PROSPECTUS SUPPLEMENT Dated November 16, 2017	Pricing Supplement No. 197 to Registration Statement No. 333-221595 Dated January , 2018 Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES I

CAD                   , Floating Rate Senior Notes Due 2021

We, Morgan Stanley, are offering the notes described herein on a global basis. We may redeem the Global Medium-Term Notes, Series I, CAD        , Floating Rate Senior Notes Due 2021 (the “notes”), in whole but not in part, on October 15, 2020, at a redemption price equal to 100% of the principal amount to be redeemed plus accrued and unpaid interest thereon to but excluding the redemption date, in accordance with the provisions described in the accompanying prospectus under the heading “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Notice of Redemption,” as supplemented by the provisions below under the heading “Supplemental Information Concerning Description of Notes—Optional Redemption.” We may also redeem the notes prior to the maturity thereof in accordance with the provisions described in the accompanying prospectus under “Securities Offered on a Global Basis Through the Depositary—Tax Redemption” and “Securities Offered on a Global Basis Through the Depositary—Payment of Additional Amounts.”

We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes” and in the section of the accompanying prospectus called “Description of Debt Securities—Floating Rate Debt Securities,” subject to and as modified by the provisions described below.

We will issue the notes only in registered form, which form is further described herein and under “Description of Notes—Forms of Notes” in the accompanying prospectus supplement.

CDS Clearing and Depository Services Inc. (“CDS”) will be designated as the depositary for any registered global security relating to the notes. We will issue the notes only in book-entry form as global securities registered in the name of CDS & Co., CDS’s nominee, or in such other name as CDS may designate with our prior consent. The sale of the notes will settle in immediately available funds through CDS on January 29, 2018 (4 New York business days after the date of this pricing supplement).

The notes will not be listed on any securities exchange.

We describe how interest is calculated, accrued and paid on the notes, including where a scheduled interest payment date is not a business day, under “Description of Debt Securities—Floating Rate Debt Securities” in the accompanying prospectus and “Interest Payment Dates” below.

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

Investing in the notes involves risks. See “Risk Factors” on page PS-3.

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public	Agent’s Commissions	Proceeds to Company
Per note	CAD	CAD	CAD
Total	CAD	CAD	CAD

MORGAN STANLEY

PRIIPs Regulation / Prospectus Directive / Prohibition of sales to EEA retail investors – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (the Insurance Mediation Directive), as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Directive. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPS Regulation.

Floating Rate Notes Due 2021
Aggregate Principal Amount:	CAD
Maturity Date:	October 15, 2021

Settlement Date (Original Issue Date):	January 29, 2018 (4 New York business days after the date of this pricing supplement)
Interest Accrual Date:	January 29, 2018
Issue Price:	%
Specified Currency:	Canadian dollars (“CAD”)

Redemption Percentage at Maturity:	100%
Base Rate:	3-month CDOR
Spread:	Plus %
Index Maturity:	3 months
Index Currency:	CAD
Initial Interest Rate:	The base rate plus %, as determined by the calculation agent as of 10:00 am Toronto time on the settlement date.
Interest Payment Dates:	Quarterly payments on January 15, April 15, July 15 and October 15 of each year, commencing on April 15, 2018.
The day count convention is Actual/365.
Interest Payment Period:	Quarterly
Interest Reset Dates:	Each interest payment date
Interest Reset Period:	Quarterly
Interest Determination Dates:	Each interest payment date
Reporting Service	Bloomberg Professional Service (page “CDOR03”)
Business Days:	Toronto and New York
Calculation Agent:	BNY Trust Company of Canada
Sub-Paying Agent:	BNY Trust Company of Canada
Denominations:	CAD100,000 and integral multiples of CAD1,000
CUSIP:
ISIN:

3-month CDOR:	The 3-month CAD-BA-CDOR is the inter-bank bid rate for Canadian dollar bankers acceptances expressed as a rate per annum published on the screen page Bloomberg Professional Service CDOR03 (or any successor page of Bloomberg Professional Service or a screen page of another agency) on the interest determination date at or about 10:00 a.m. (Toronto time) for the relevant interest payment period.
Other Provisions:	General Terms of Notes, Optional Redemption, Tax Redemption, and Payment of Additional Amounts (see below)

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

Risk Factors

For a discussion of the risk factors affecting Morgan Stanley and its business, including market risk, credit risk, operational risk, liquidity and funding risk, legal, regulatory and compliance risk, risk management, competitive environment, international risk and acquisition, divestiture and joint venture risk, among others, see “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and our current and periodic reports filed pursuant to the Securities Exchange Act of 1934, as amended (file number 001-11758), that are incorporated by reference into this pricing supplement and the accompanying prospectus supplement and prospectus.

This section describes certain selected risk factors relating to the notes. Please see “Risk Factors” in the accompanying prospectus for a complete list of risk factors relating to the notes.

The notes have early redemption risk. We retain the option to redeem the notes, in whole but not in part, on October 15, 2020, on at least 10 but not more than 60 days’ prior notice. It is more likely that we will redeem the notes prior to their stated maturity date to the extent that the interest payable on the notes is greater than the interest that would be payable on other instruments of ours of a comparable maturity, of comparable terms and of a comparable credit rating trading in the market. If the notes are redeemed prior to their stated maturity date, you may have to re-invest the proceeds in a lower interest rate environment.

Supplemental Information Concerning Description of Notes

General Terms of Notes

If the above-referenced Bloomberg Professional Service CDOR03 page is not available, the calculation agent will request the principal Toronto offices of three banks selected by us from the banks named in Schedule I of the Bank Act (Canada) to provide their bid rate quotations (expressed as percentages per year) for Canadian dollar bankers’ acceptances in Canadian dollars having a 3-month term to maturity as of 10:00 a.m. (Toronto time) on the interest determination date used for a principal amount equal to the aggregate principal amount of the notes (or a term to maturity and principal amount as close as possible to the foregoing term to maturity and principal amount), and the 3-month CDOR will be the arithmetic mean of the three bid rate quotations.

If fewer than three bid rate quotations are provided as requested in the paragraph above, the 3-month CDOR will be the 3-month CDOR as determined on the previous interest determination date or, in the case where there is no previous interest determination date, as determined on the settlement date.

Optional Redemption

We may, at our option, redeem the notes, in whole but not in part, on October 15, 2020, on at least 10 but not more than 60 days’ prior notice, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest on the notes to but excluding the redemption date.

On or before the redemption date, we will deposit with the trustee money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on that date. If such money is so deposited, on and after the redemption date interest will cease to accrue on the notes (unless we default in the payment of the redemption price and accrued interest) and such notes will cease to be outstanding.

For information regarding notices of redemption, see “Description of Debt Securities—Redemption and Repurchase of Debt Securities—Notice of Redemption” in the accompanying prospectus.

The notes do not contain any provisions affording the holders the right to require us to purchase the notes after the occurrence of any change in control event affecting us.

Tax Redemption

We may redeem, in whole but not in part, the notes offered on a global basis through CDS at our option at any time prior to maturity, upon the giving of a notice of tax redemption as described in the accompanying prospectus, at a redemption price equal to 100% of the principal amount of those notes, together with accrued and unpaid interest to the date fixed for redemption, if we determine that we have or will become obligated to pay additional amounts, as described below under “—Payment of Additional Amounts,” in accordance with “Securities Offered on a Global Basis Through the Depositary—Tax Redemption” in the accompanying prospectus.

Payment of Additional Amounts

With respect to the notes, we will, subject to certain exceptions and limitations set forth in the accompanying prospectus, pay the additional amounts to the beneficial owner of the notes who is a U.S. Alien (as defined in the accompanying prospectus) as may be necessary in order that every net payment of the principal of and interest on the notes and any other amounts payable on the notes, after withholding or deduction for or on account of any present or future tax, assessment or governmental charge imposed upon or as a result of the payment by the United States, or any political subdivision or taxing authority of or in the United States, will not be less than the amount provided for in the notes to be then due and payable. See “Securities Offered on a Global Basis Through the Depositary—Payment of Additional Amounts” in the accompanying prospectus.

Notes Denominated in a Foreign Currency

The notes are denominated in Canadian dollars and a beneficial owner of interests in the notes will not have the right to receive all or a portion of the payments of principal or interest in U.S. dollars.

Supplemental Information Concerning Form of Securities

Global Securities; Book-Entry, Delivery and Form

The notes will be issued in one or more registered notes in global form (i.e. global notes), initially deposited with CDS & Co., as nominee for CDS. Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in CDS. Investors may elect to hold interests in the global notes through any of CDS (in Canada), or Euroclear Bank S.A./N.V. (“Euroclear”) or Clearstream Banking, société anonyme (“Clearstream, Luxembourg”) (in Europe) if they are participants of such systems, or indirectly through organizations which are participants in such systems. Euroclear and Clearstream, Luxembourg will hold interests on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective Canadian subcustodians, each of which is a Canadian schedule I chartered bank (“Canadian Subcustodians”), which in turn will hold such interests in customers’ securities accounts in the names of the Canadian Subcustodians on the books of CDS.

The notes will be deposited with CDS & Co. as nominee of CDS for the benefit of owners of beneficial interests in the global notes, including participants of Euroclear and Clearstream, Luxembourg. Principal and interest payments on the global notes deposited with CDS & Co., or any other nominee appointed by CDS, will be made on behalf of us to CDS & Co., or any other nominee appointed by CDS, and CDS will distribute the payment received to the applicable clearing system.

For as long as the notes are maintained in book-entry form at CDS, we and any paying agent shall treat CDS & Co., or any other nominee appointed by CDS, as the sole holder of such notes for all purposes. Notes, which are represented by the global notes, will be transferable only in accordance with the rules and procedures of CDS.

The holder of the global notes shall be the only person entitled to receive payments in respect of notes represented by such global notes and we will be discharged by payment to, or to the order of, the holder of such global notes for each amount so paid. Each of the persons shown in the records of CDS as the beneficial holder of a particular nominal amount of notes represented by such global notes, must look solely to CDS, as the case may be, for his or her share of each payment so made by us to, or to the order of, the holder of such global notes. No person other than the holder of such global notes shall have any claim against us in respect of any payments due on such global notes.

In respect of the notes, we will at all times maintain a sub-paying agent having an office in Toronto, Canada. All notices concerning the notes will be validly given if given through the sub-paying agent.

Supplemental Information Concerning Securities Offered on a Global Basis Through the Depositary

Global Clearance and Settlement Procedures

Initial settlement for the notes will be made in immediately available Canadian dollar funds.

Secondary market trading between CDS participants will be in accordance with market conventions applicable to transactions in book-based Canadian domestic bonds. Secondary market trading between Euroclear participants and Clearstream, Luxembourg participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Euroclear and Clearstream, Luxembourg and will be settled using the procedures applicable to conventional Eurobonds, in immediately available funds.

Links have been established among CDS, Euroclear, and Clearstream, Luxembourg to facilitate the initial issuance of the notes and cross-market transfers of the notes associated with secondary market trading. CDS will be linked to Euroclear and Clearstream, Luxembourg through the CDS accounts of the respective Canadian Subcustodians of Clearstream, Luxembourg and Euroclear.

Cross-market transfers between persons holding directly or indirectly through CDS participants, on the one hand, and directly or indirectly through Euroclear or Clearstream, Luxembourg participants, on the other, will be effected in CDS in accordance with CDS rules; however, such cross-market transactions will require delivery of instructions to the relevant clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines. The relevant clearing system will, if the transaction meets its settlement requirements, deliver instructions to CDS directly or through its Canadian Subcustodian to take action to effect final settlement on its behalf by delivering or receiving notes in CDS, and making or receiving payment in accordance with normal procedures for settlement in CDS. Euroclear and Clearstream, Luxembourg participants may not deliver instructions directly to CDS or the Canadian Subcustodians.

Because of time-zone differences, credits of notes received in Euroclear or Clearstream, Luxembourg as a result of a transaction with a CDS participant will be made during subsequent securities settlement processing and dated the business day following the CDS settlement date. Such credits or any transactions in such notes settled during such processing will be reported to the relevant Euroclear participants or Clearstream, Luxembourg participants on such business day. Cash received in Euroclear or Clearstream, Luxembourg as a result of sales of notes by or through a Euroclear participant or a Clearstream, Luxembourg participant to a CDS participant will be received with value on the CDS settlement date but will be available in the relevant Euroclear or Clearstream, Luxembourg cash account only as of the business day following settlement in CDS.

The information in this section concerning CDS and CDS’s book-entry system has been obtained from sources we believe to be reliable, but we take no responsibility for the accuracy thereof. CDS may change or discontinue the foregoing procedures at any time.

Notices

Notices given to CDS, as holder of the notes, will be passed on to the beneficial owners of the notes in accordance with the standard rules and procedures of CDS and its direct and indirect participants, including Clearstream, Luxembourg and Euroclear.

United States Federal Taxation

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes will be treated as debt instruments denominated in a currency other than the U.S. dollar for U.S. federal income tax purposes, and will therefore be subject to special rules under Section 988 of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury regulations thereunder. Please see “United States Federal Taxation—Tax Consequences to U.S. Holders—Foreign Currency Notes” in the accompanying prospectus supplement.

For a description of the material U.S. federal income tax consequences and certain estate tax consequences of the purchase, ownership and disposition of the notes, please refer to “United States Federal Taxation” in the accompanying prospectus supplement. The discussion in the accompanying prospectus supplement does not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Code.

Both U.S. investors and non-U.S. investors should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

The discussion in the preceding paragraphs under “United States Federal Taxation” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

On January     , 2018, we will agree to sell to Morgan Stanley & Co. LLC, and it will agree to purchase, the principal amount of notes set forth on the cover of this pricing supplement at a net price of      %, plus accrued interest, if any, which we refer to as the “purchase price” for the notes. The purchase price equals the stated issue price of      %, plus accrued interest, if any, less a combined management and underwriting commission of      % of the principal amount of notes.

We refer to Morgan Stanley & Co. LLC as the “agent” as such term is used under “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

Morgan Stanley & Co. LLC is our wholly-owned subsidiary. This offering will be conducted in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. In accordance with Rule 5121 of FINRA, Morgan Stanley & Co. LLC may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

The agent intends to offer the notes for sale in Canada only on a private placement basis to “accredited investors” within the meaning of the applicable Canadian provincial securities laws, either directly or through affiliates or other dealers acting as selling agents. Resales of the notes by purchasers will be subject to restrictions under Canadian securities laws. The rights and remedies available to Canadian investors are governed by Canadian securities laws. Canadian investors may be subject to Canadian tax law and should consult their own legal and tax advisors with respect to the Canadian tax consequences of owning the notes.

The agent represents and warrants to, and agrees with, us that:

(a)	the sale and delivery of any notes to any purchaser who is a resident of Canada or otherwise subject to the laws of Canada or who is purchasing for a principal who is a resident of Canada or otherwise subject to the laws of Canada (each such purchaser or principal a “Canadian Purchaser”) by it shall be made so as to be exempt from the prospectus filing requirements and exempt from, or in compliance with, the dealer registration requirements of all applicable securities laws, regulations, rules, instruments, rulings and orders, including those applicable in each of the provinces and territories of Canada (“Canadian Securities Laws”);

(b)	the agent (or its registered affiliate) is a dealer registered as an “investment dealer” or “exempt market dealer” as defined under applicable Canadian Securities Laws or the agent (or one of its affiliates) is exempt from the requirement to be registered as a dealer under applicable Canadian Securities Laws, and, in either case, the agent (and any applicable affiliate) is otherwise in compliance with the representations, warranties, and agreements set out herein;

(c)	each Canadian Purchaser is entitled under the Canadian Securities Laws to acquire the notes without the benefit of a prospectus qualified under the Canadian Securities Laws;

(d)	it will comply with all relevant Canadian Securities Laws concerning any resale of the notes and will prepare, execute, deliver, and file all documentation required by the applicable Canadian Securities Laws to permit each resale by the agents of notes to a Canadian Purchaser;

(e)	the offer and sale of the notes will not be made through or accompanied by any advertisement of the notes, including, without limitation, in printed media of general and regular paid circulation, radio, television, or telecommunications, including electronic display or any other form of advertising or as part of a general solicitation in Canada;

(f)	it has not provided and will not provide to any Canadian Purchaser any document or other material that would constitute an offering memorandum (other than the preliminary and final version of the Canadian Offering Memorandum dated January , 2018 with respect to the private placement of the notes in Canada (the “Canadian Offering Memorandum”)) within the meaning of Canadian Securities Laws;

(g)	it will ensure that each Canadian Purchaser is advised that no securities commission or other similar regulatory authority in Canada has passed upon the Canadian Offering Memorandum or the merit of the notes described therein, nor has any such securities commission or other similar regulatory authority in Canada made any recommendation or endorsement with respect to, the notes;

(h)	it has not made and it will not make any written or oral representations to any Canadian Purchaser:

(i)	that any person will resell or repurchase the notes purchased by such Canadian Purchaser;

(ii)	that the notes will be freely tradeable by the Canadian Purchaser without any restrictions or hold periods;

(iii)	that any person will refund the purchase price of the notes; or

(iv)	as to the future price or value of the notes; and

(i)	it will inform each Canadian Purchaser:

(i)	that we are not, and may never be, a “reporting issuer” in any province or territory of Canada and there currently is no public market in Canada for any of the notes, and one may never develop;

(ii)	that the notes will be subject to resale restrictions under applicable Canadian Securities Laws; and

(iii)	such Canadian Purchaser’s name and other specified information may be disclosed to the relevant Canadian securities regulators or regulatory authorities and may become available to the public in accordance with applicable laws.